22003228

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69476

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Luminex Trading & Analytics LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21 Custom House Street, Suite 100
(No. and Street)

Boston, MA 02110
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)
Irene Bilodeau	781-985-6184	irene.bilodeau@luminextrading.com

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Edelstein & Company LLP Robert Babine
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
160 Federal Street, 9th Floor	Boston	MA	02110

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Irene Bilodeau, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Luminex Trading & Analytics LLC, as of February 28, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Corporate Controller

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AFFIRMATION

We, James Dolan, and Irene M. Bilodeau, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Luminex Trading & Analytics LLC, as of December 31, 2021, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
James Dolan

Chief Executive Officer/CCO
Title

Signature
Irene M. Bilodeau

DANIELLE IANNELLI
MY COMMISSION EXPIRES JULY 10, 2026
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Corporate Controller & Financial Officer
Title

Subscribed and Sworn to before me
on this 28 the day of February, 2022

Notary Public

Luminex Trading & Analytics LLC
(SEC I.D. No.8-69476)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

******

File pursuant to
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

LUMINEX TRADING & ANALYTICS LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
of Luminex Trading & Analytics LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Luminex Trading & Analytics LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Luminex Trading & Analytics LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Luminex Trading & Analytics LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Luminex Trading & Analytics LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Luminex Trading & Analytics LLC's auditor since 2018.

Edelstein & Company LLP

Boston, Massachusetts
February 25, 2022

LUMINEX TRADING & ANALYTICS LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
(Dollars in thousands)

ASSETS		
Cash and cash equivalents	$	5,800
Receivable from clearing broker		545
Furniture and office equipment, net of accumulated depreciation $341		177
Software, net of accumulated amortization of $6,544		883
Right of use asset, net		368
Other assets and clearing deposit		426
Prepaid expenses		1,562
Total assets	$	9,761
LIABILITIES		
Accrued expenses and other liabilities	$	1,689
Operating lease liability		380
Total liabilities		2,069
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		
Members' equity		7,692
Total liabilities and members' equity	$	9,761

1. Organization:

Luminex Trading & Analytics LLC (the "Company") is majority owned by FMR Sakura Holdings, Inc. ("FMR Sakura"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal business of the Company is to provide an alternative equity trading system to its customers. The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

FMR Sakura has a 60.8% ownership stake in the Company; Fidelity Management & Research Co. ("FMR Co."), an affiliate of FMR Sakura, is also a customer of the Company. The remaining equity of 39.2% is owned by eight buy side asset management companies, who are also customers of the Company. The Company has only one class of ownership.

2. Summary of Significant Accounting Policies:

<u>Basis of Presentation and Use of Estimates</u>

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities, the reported amounts of revenues and expenses, as well as the risks and uncertainties associated with the ongoing COVID-19 global pandemic. Actual results could differ from the estimates included in the financial statements.

<u>Recently Adopted Accounting Pronouncements</u>

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, *Measurement of Credit Losses in Financial Instruments (Topic 326)*. The guidance provides a new model to account for credit losses in certain financial assets measured at amortized costs. The model requires an entity to estimate lifetime credit losses related to such financial assets and exposures based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Management does not believe this standard will have a material impact on the Company's financial statements.

(Dollars in thousands)

2. Summary of Significant Accounting Policies (Continued):

Cash and Cash Equivalents

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash and cash equivalents as cash on hand, money market funds, demand deposits, and time deposits with original maturities of less than 60 days. The Company's policy is to invest excess cash into money market funds. The money market fund is a highly liquid open-end mutual fund that invests in short-term investment grade securities. Cash amounts held at bank may at times exceed federally insured limits. Money market funds are reported at net asset value and are considered a Level 1 investment in the Fair Value Hierarchy.

Furniture and Office Equipment

Furniture and office equipment is stated at cost less accumulated depreciation on December 31, 2021. Depreciation is computed using the straight-line method based on estimated useful lives of three to five years. Maintenance and repairs are charged to expense when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. Depreciation expense for the year ended December 31, 2021, was $172.

Capitalized Internal-Use Software Costs

The Company capitalizes certain costs related to the development of its trading platform and software used in operations. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality. Amortization is computed using the straight-line method based on estimated useful lives of three years. The Company reviews the amounts capitalized for impairment whenever any events or changes and circumstances indicate that the carrying amounts of assets may not be recoverable. Amortization expense of $1,311 was recorded in 2021. In the next two years, the amortization expense is estimated to be $577 and $306, respectively.

Impairment of Long-Lived Assets

Long-lived assets, such as furniture, office equipment, and capitalized internal-use software costs are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company assesses factors such as significant underperformance of its operations in relation to expectations, significant negative industry or economic trends, customer turnover and utilization of services, or carrying costs in deciding whether to perform an impairment review. Based on these qualitative factors, the Company believed an impairment review was not necessary during 2021.

(Dollars in thousands)

2. Summary of Significant Accounting Policies (Continued):

Income Taxes

The Company is subject to flow-through treatment for federal and state income tax purposes, which generally allows taxable income, deductions, and credits to flow directly to the Company's ownership consortium members. All members are individually responsible for reporting their share of the Company's income or loss.

The Company has reviewed the tax positions for all open tax years, based on the statutes of limitations for tax assessments which vary by jurisdiction (if applicable) and has concluded that no provision for income taxes is required. In the normal course of business, the Company is subject to examination by applicable tax jurisdictions. As of December 31, 2021, the tax years that remain subject to examination by applicable tax jurisdictions under the statute of limitations are from the year 2018 forward (with limited exceptions). The potential tax liability is also subject to ongoing interpretation of laws and taxing authorities.

Leases

The Company accounts for leases under ASU 2016-02, *Leases, Topic 842*. This guidance requires that lessees in a leasing arrangement recognize a right-of-use asset and a lease liability for all leases with a lease term greater than one year. Lease right-of-use assets ("ROU") and liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating lease ROU assets are calculated as the present value of the lease payments plus initial direct costs, plus prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. Lease expense is recognized on a straight-line basis over the lease term. The Company has elected not to recognize an ROU asset and obligation for leases with an initial term of twelve months or less. For the year ended December 31, 2021, the Company had one operating lease for which a ROU asset and liability was recorded using a discount rate of 3%.

Accounting for Cloud Computing Costs

The Company accounts for cloud computing costs under ASU 2018-15, *Intangibles-Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract.* ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). ASU 2018-15 also requires amortization expense to be recognized in the same line item as the related fees associated with the arrangement and related capitalized implementation costs be presented in the same line as the prepayment for the hosting fee. Capitalized implementation costs are included in prepaid expenses in the accompanying statement of financial condition.

(Dollars in thousands)

3. Commitments and Contingencies:

Leases

The Company leased its offices space in Boston, Massachusetts under a long-term, non-cancellable operating lease agreement from an affiliate of FMR Sakura. The lease was terminated in August 2021. The Company entered into a new lease agreement (the "New Lease") with an unrelated party in July 2021. The New Lease commenced on September 1, 2021 and runs through September1, 2027. Operating lease expense for the year ended December 31, 2021 was $119.

Future minimum lease liability maturities on December 31, 2021, were as follows:

2022	$	68
2023		69
2024		70
2025		72
2026		73
2027		62
		414
Less discounts to present value		34
	$	380

Development and maintenance agreement

The Company has commitments under a development, maintenance, and support agreement for a new trading platform. Under the agreement the Company is required to make annual payments of $500 for maintenance and support which began in November 2020 and continue for three years, with a three year renewal option. Payments for development costs under this agreement are capitalized in accordance with ASU 2018-15 and amortized over three and six years. Development costs net accumulated amortization are included in prepaid expenses on the statement of financial condition. The Company capitalized $1,650 of eligible implementation costs. As of December 31, 2021, capitalized implementation costs, net of accumulated amortization were $1,154. The Company recorded $425 of amortization expense for the year ended December 31, 2021.

Litigation

In the normal course of business, the Company may be named as a defendant in legal actions and is subject to regulatory inquiries. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. There were no outstanding legal matters as of December 31, 2021.

(Dollars in thousands)

3. Commitments and Contingencies (Continued):

Credit risk

The Company has exposure to credit risk, through indemnification provisions in the clearing agreement, associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions that can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral with NFS in compliance with various regulatory and internal guidelines, if applicable. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing the credit standing of each client with which it conducts business.

Guarantees

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability, or capital security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Other contractual commitments

The Company also has $256 of non-cancellable other contractual commitments as of December 31, 2021, primarily related to support and maintenance of its network infrastructure. These contractual commitments expire in 2023.

4. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company is following the basic method which requires the maintenance of minimum net capital at an amount equal to the greater of $100 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. On December 31, 2021, the Company had net capital of $4,791 which exceeded its minimum requirement by $4,678.

(Dollars in thousands)

5. Transactions with Related Parties:

The Company receives various trading, clearing, execution, and administrative services from NFS on at-will basis until termination upon written notice to NFS. The Company also has a separate agreement with NFS for a perpetual software license which the Company can terminate upon written notice to NFS. Lastly, the Company enters into service agreements with NFS to receive technology and maintenance support of hardware and software.

The Company maintains a demand deposit account and a money market fund with one of its ownership members. The balance was $5,800 as of December 31, 2021. The Company holds a $545 receivable from NFS.

Accrued expenses include amounts due to affiliates of $26.

The Company believes amounts arising through related party transactions are reasonable and approximates amounts that would have been recorded if the Company operated as an unaffiliated entity.

6. Employee Benefit Plans:

The Company sponsors a 401(k) plan (the "Plan") which covers all eligible employees. The Plan is qualified plan that may provide for a discretionary contribution or a matching contribution each year. The expense for the year was $147.

In 2018, the Company established a new non-qualified deferred compensation incentive plan (the "2018 Plan") for certain key employees. Total compensation under the plan is limited to $725 and vests over a three-year period. Payment of vested amounts is subject to the employee still being employed with the Company at the time payment occurs. The first payment of $242 was made in January 2020 and the second payment of $242 was made in January 2021. The final payment of $241 was made in January 2022.

In 2020, the Company established a new non-qualified deferred compensation incentive plan (the "2020 Plan") for certain key employees. Total compensation under the plan is limited to $358 and vests over a three-year period. Payment of vested amounts is subject to the employee still being employed with the Company at the time payment occurs. In December 2021, the vesting of a key employee covered under the 2020 Plan was accelerated pursuant to his severance agreement and the Company recognized an additional expense in the amount of $87. The first payment of $119 plus the $87 was made in January 2022. The second payment of $76 will be made in January 2023. The final payment will be $75 and will be made in January 2024.

As of December 31, 2021, there was $447 of vested and unpaid compensation accrued and included in accrued expenses and other liabilities balance on the statement of financial position. The Company will make the following payments in accordance with the vesting schedule:

2022	$ 447
2023	76
2024	75

(Dollars in thousands)

7. Uncertainty Regarding the Impact of COVID-19:

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Management is actively monitoring the global situation and its effects on the Company's industry, financial condition, liquidity, and operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity, and the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through February 25, 2022, the date the financial statements were issued.

The Company made non-qualified deferred compensation incentive plan payments in January 2022 as further disclosed in Note 6.

On September 21, 2021, the Company announced that it had entered into a definitive agreement to merge with eBX LLC, a broker-dealer that operates the LeveL ATS. The merger is expected to close on March 1, 2022.